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02054048

AA 9/3/2002

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2002
WASH. D.C. 154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~36588~~ 36558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS NATIONAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. State Street
(No. and Street)

Bellingham (City) Washington (State) 98225-4730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phelps McIlvaine (360) 594-9900 x602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

8 Penn Center Plaza, Suite 800 (Address) Philadelphia (City), PA (State) 19103-2108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Phelps S. McIlvaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors National Corporation, as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

ETHEL D. BELTRAN
COMMISSION EXPIRES
NOTARY PUBLIC
5-11-05
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS NATIONAL CORPORATION

(A wholly owned subsidiary of
Saturna Capital Corporation)

FINANCIAL STATEMENTS
June 30, 2002 and 2001

INVESTORS NATIONAL CORPORATION
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF FINANCIAL CONDITION

	June 30, 2002	June 30, 2001
Assets		
Cash and cash equivalents:		
Demand deposits	$24,951	$71,089
Investment in money market funds	50,026	50,088
Investment in affiliated mutual funds	384,585	367,301
Investment in common stock	3,300	3,300
Receivable from affiliate (12b-1 plan)	4,238	
Receivable from brokers		8,168
Other assets	856	783
Total assets	$467,956	$500,729
Liabilities and Stockholder's Equity		
Accrued expenses	$9,875	$8,896
Stockholder's equity:		
Common stock, $10 par value, 5,000 shares authorized, issued and outstanding	50,000	50,000
Additional paid-in capital	69,716	69,716
Retained earnings	338,365	372,117
	458,081	491,833
Total liabilities and stockholder's equity	$467,956	$500,729

The accompanying notes are an integral part of these financial statements.

INVESTORS NATIONAL CORPORATION

(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF OPERATIONS

	Year Ended June 30, 2002	2001
Revenues:		
Brokerage commission income, affiliated mutual funds	$16,647	$18,552
Brokerage commission income, other accounts	100,268	143,875
Fund distribution fee, 12b-1 plan	58,395	0
Dividend & interest income on investments	16,686	18,569
Other income	21,228	24,317
	213,224	205,313
Expenses:		
Clearing & trading firm charges	73,410	72,917
Fund distribution expenses, 12b-1	53,652	0
Market information services	43,115	41,946
Registration and filing fees	20,392	23,711
Occupancy	15,998	20,730
Brokerage marketing expenses	15,016	19,685
Communications	7,398	13,224
Other operating expenses	8,722	19,194
	237,703	211,407
Net operating income (loss)	(24,479)	(6,094)
Income taxes	0	0
Net operating income (loss) after taxes	(24,479)	(6,094)
Other Income and Expenses		
Unrealized (loss) on investments	(9,273)	(10,129)
Net income (loss)	$(33,752)	$(16,223)

The accompanying notes are an integral part of these financial statements.

INVESTORS NATIONAL CORPORATION
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2002 and 2001

	CAPITAL STOCK Number of shares	CAPITAL STOCK Amount	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, June 30, 2000	5,000	$50,000	$69,716	$388,340	$508,056
Net loss	—	—	—	(16,223)	(16,223)
Balance, June 30, 2001	5,000	$50,000	$69,716	$372,117	$491,833
Net loss	—	—	—	(33,752)	(33,752)
Balance, June 30, 2002	5,000	$50,000	$69,716	$338,365	$458,081

The accompanying notes are an integral part of these financial statements.

INVESTORS NATIONAL CORPORATION
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CASH FLOWS

	Year Ended June 30, 2002	2001
Cash flows from operating activities:		
Net income (loss)	($33,752)	$(16,223)
Dividends reinvested	(17,284)	(8,389)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-		
Decrease in commissions receivable	8,168	4,586
(Increase) decrease in other assets	(73)	196
(Increase) in fund distribution fee receivable	(4,238)	0
Increase in accrued expenses	979	4,832
Net cash (used in) operating activities	(46,200)	(14,998)
Cash and equivalents at beginning of year	121,177	136,175
Cash and equivalents at end of year	$74,977	$121,177

The accompanying notes are an integral part of these financial statements.

INVESTORS NATIONAL CORPORATION
(A wholly owned subsidiary of Saturna Capital Corporation)

NOTES TO FINANCIAL STATEMENTS
June 30, 2002 and 2001

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Investors National Corporation (Investors National), formerly Investors Northwest, Inc., was organized under the laws of the state of Washington on September 2, 1986 as a broker/dealer. The company is a wholly owned subsidiary of Saturna Capital Corporation (Saturna).

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment in affiliated mutual funds

Investors National holds an investment in four affiliated mutual funds, consisting of short-term taxable bonds, long-term taxable bonds and equities. The investments are carried at market value.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, Investors National considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income taxes

Investors National will file a consolidated income tax return with Saturna. For financial statement purposes, income tax expense is calculated as if Investors National filed a separate return.

Investors National accounts for income taxes on an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of other assets and liabilities.

Advertising costs

Investors National currently expenses advertising and marketing costs when incurred.

Amana 12b-1 Distribution

On August 13, 2001, the shareowners of Amana Mutual Funds Trust approved a new plan of distribution, under SEC Rule 12b-1. Investors National, as underwriter for the Amana funds and at no profit to itself, was authorized to spend up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses. For the period from September 1, 2001 through

June 30, 2002, Investors National was paid $58,395 by Amana Mutual Funds Trust, and made $53,651 in payments for Amana's distribution.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial Instruments

The carrying amount of cash, investments, receivables and accrued expenses approximate fair value.

Note 2 - NET CAPITAL REQUIREMENTS

Investors National is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, so that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002 and 2001, Investors National's net capital of $415,627 and $449,247 was $315,627 and $349,247 in excess of its required net capital, respectively. The ratio of Investors National's aggregate indebtedness to net capital was .024 to 1 and .020 to 1 at June 30, 2002 and 2001, respectively.

Note 3 - TRANSACTIONS WITH AFFILIATED PERSONS

Investors National is a wholly owned subsidiary of Saturna. Due to his common stock ownership, the president of Saturna is deemed to be Saturna's controlling person. The president of Saturna is also president of Investors National, and is president, a trustee and a shareholder of both Amana Mutual Funds Trust and Saturna Investment Trust (the Trusts).

Among other customers, Investors National provides brokerage execution services to the Trusts. For the years ended June 30, 2002 and 2001, Investors National received $16,647 and $18,552, respectively, in gross commissions from these affiliated Trusts.

Investors National shares its principal executive offices with Saturna, and all employees of Investors National are employees of Saturna. For the year ended June 30, 2001, Saturna waived management fees for services provided by Saturna personnel on behalf of Investors National.

Note 4 - PROVISION FOR INCOME TAXES

No deferred tax assets or liabilities were recorded at June 30, 2002 and 2001 as there were no temporary differences between the carrying amounts and tax bases of other assets and liabilities.

INVESTORS NATIONAL CORPORATION
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2002

Net capital

Total stockholder's equity	$458,081
Less - Stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	458,081
Add:	
Liabilities subordinated to claims of general creditors allowable in computations of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	458,081
Deductions and/or charges:	
Nonallowable assets	882
Secured demand note deficiency	0
Commodity futures contracts and spot commodities	0
Other deductions and/or charges	3,300
Other additions and/or allowable credits	0
Net capital before haircuts on securities positions	$453,899

(Continued on next page)

INVESTORS NATIONAL CORPORATION

(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I (continued)

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2002

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Contractual securities commitments	0
Subordinated securities borrowings	0
Trading and investment securities:	
Exempted securities	0
Debt securities	0
Options	0
Other securities	38,272
Undue concentrations	0
Other	0
Net capital	$415,627
Aggregate indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$9,875
Add:	
Drafts from immediate credit	0
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total aggregate indebtedness	$9,875
Computation of basic net capital requirement	
Minimum net capital required	$100,000
Excess net capital	$315,627
Ratio: Aggregate indebtedness to net capital	0.024 to 1

Reconciliation with Investor National's computation

A difference of $0 exists between the computation of net capital, per this report, and that filed by the Company in its unaudited FOCUS II report as of June 30, 2002 (the excess net capital was reported as $315,627 per the FOCUS II report as of June 30, 2002).

Schedule II

COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for BROKERS AND DEALERS PURSUANT to RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

Investors National is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (K)(2)(i), because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Investors National Corporation

We have audited the accompanying statement of financial condition of Investors National Corporation as of June 30, 2002, and the related statements of operations, changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors National Corporation as of June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 8, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
August 23, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Investors National Corporation

In planning and performing our audit of the financial statements of Investors National Corporation for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Tait, Weller & Baker

Philadelphia, Pennsylvania
August 23, 2002